Exhibit 99.2

Financial Information for the Years Ended December 31, 2025 and 2024 of Kenon and OPC and

Reconciliation of Certain non-IFRS Financial Information

Table of Contents

Appendix A: Summary of Kenon’s consolidated financial information

Appendix B: Summary of OPC’s consolidated financial information

Appendix C: Definition of OPC’s Adjusted EBITDA and non-IFRS reconciliation

Appendix A

Summary Kenon consolidated financial information

Kenon Holdings Ltd. and its subsidiaries
Consolidated Statements of Financial Position as of December 31, 2025 and 2024

	December 31,	December 31,
	2025	2024
	$ millions
Current assets
Cash and cash equivalents	1,478	1,016
Trade receivables	137	80
Short-term derivative instruments	16	-
Other investments	107	143
Other current assets	65	24
Total current assets	1,803	1,263
Non-current assets
Investment in OPC’s associated companies	1,626	1,459
Long-term restricted cash	164	16
Long-term derivative instruments	13	28
Deferred taxes, net	10	3
Property, plant and equipment, net	1,372	1,156
Intangible assets, net	83	72
Long-term prepaid expenses and other non-current assets	108	41
Right-of-use assets, net	201	175
Total non-current assets	3,577	2,950
Total assets	5,380	4,213
Current liabilities
Current maturities of loans from banks and others	117	85
Trade and other payables	245	94
Current maturities of lease liabilities	3	4
Total current liabilities	365	183
Non-current liabilities
Long-term loans from banks and others	1,142	727
Debentures	510	456
Deferred taxes, net	162	148
Other non-current liabilities	8	31
Long-term lease liabilities	8	9
Total non-current liabilities	1,830	1,371
Total liabilities	2,195	1,554
Equity
Share capital	50	50
Translation reserve	36	3
Capital reserve	48	64
Accumulated profit	1,455	1,491
Equity attributable to owners of the Company	1,589	1,608
Non-controlling interests	1,596	1,051
Total equity	3,185	2,659
Total liabilities and equity	5,380	4,213

Kenon Holdings Ltd. and its subsidiaries
Consolidated Statements of Profit or Loss for the Years Ended December 31, 2025 and 2024

	For the year ended December 31,
	2025	2024

Revenue	872	751
Cost of sales and services (excluding depreciation and amortization)	(658)	(522)
Depreciation and amortization	(67)	(85)
Gross profit	147	144
Selling, general and administrative expenses	(120)	(96)
Other income, net	35	-
Operating profit	62	48
Financing expenses	(86)	(115)
Financing income	49	47
Financing expenses, net	(37)	(68)
Gain on loss of control in the CPV Renewable	-	69
Share in profit of OPC’s associated companies, net	152	45
Profit before income taxes	177	94
Income tax expense	(29)	(41)
Profit for the year from continuing operations	148	53
Profit for the year from divestment of ZIM	-	581
Profit for the year	148	634
Attributable to:
Kenon’s shareholders	66	598
Non-controlling interests	82	36
Profit for the period	148	634

Basic/diluted profit per share attributable to Kenon’s shareholders (in U.S. Dollars):
Basic/diluted profit per share	1.27	11.34
Basic/diluted profit per share from continuing operations	1.27	0.31
Basic/diluted profit per share from discontinued operations	-	11.03

Kenon Holdings Ltd. and its subsidiaries
Consolidated Statements of Cash Flows for the Years Ended December 31, 2025 and 2024

	For the year ended December 31,
	2025	2024
	$ millions
Cash flows from operating activities
Profit for the period	148	634
Adjustments:
Depreciation and amortization	72	93
Financing expenses, net	37	68
Share in profit of OPC’s associated companies, net	(152)	(45)
Gain on loss of control in the CPV Renewable	-	(69)
Profit for the year from divestment of ZIM	-	(581)
Share-based payments	43	10
Other expenses, net	5	15
Income tax expense	29	41
	182	166
Change in trade and other receivables	(67)	(17)
Change in trade and other payables	74	4
Cash generated from operating activities	189	153
Income tax paid	(5)	(18)
Dividends received from associate companies, net
- ZIM	-	66
- OPC’s associated companies	100	64
Net cash provided by operating activities	284	265

Kenon Holdings Ltd. and its subsidiaries
Consolidated Statements of Cash Flows for the Years Ended December 31, 2025 and 2024, continued

	For the year ended December 31,
	2025	2024
	$ millions
Cash flows from investing activities
Short-term deposits and restricted cash, net	-	(2)
Short-term collaterals deposits, net	-	3
Investment in long-term deposits, net	(145)	-
Investment in associated companies, less cash acquired	(292)	(201)
Acquisition of subsidiary, less cash acquired	(58)	-
Acquisition of property, plant and equipment, intangible assets and payment of long-term advance deposits and prepaid expenses	(117)	(341)
Proceeds from sale of interest in ZIM	-	501
Proceeds from gain on loss of control in the CPV Renewable	12	36
Proceeds from distribution from associated company	45	26
Proceeds from sale of subsidiary, net of cash disposed off	-	3
Proceeds from sale of subsidiary, without loss of control	104	-
Proceeds from sale of other investments	41	82
Interest received	44	28
Proceeds from transactions in derivatives, net	4	1
Net cash (used in)/provided by investing activities	(362)	136

Cash flows from financing activities
Repayment of long-term loans, debentures and lease liabilities	(202)	(531)
Proceed from/(repayment of) short-term loans from banking corporations	4	(55)
Proceeds from issuance of share capital by a subsidiary to non-controlling interests, net of issuance expenses	525	99
Investments from holders of non-controlling interests in the capital of a subsidiary	-	49
Tax equity investment	-	41
Receipt from long-term loans	353	532
Proceeds from in respect of derivative financial instruments, net	5	2
Repurchase of shares	(10)	(11)
Cash distribution and dividends paid	(268)	(201)
Proceeds from issuance of debentures, less issuance expenses	152	52
Interest paid	(53)	(61)
Net cash provided/(used in) financing activities	506	(84)

Increase in cash and cash equivalents	428	317
Cash and cash equivalents at beginning of the year	1,016	697
Effect of exchange rate fluctuations on balances of cash and cash equivalents	34	2
Cash and cash equivalents at end of the period	1,478	1,016

Information regarding reportable segments

Information regarding activities of the reportable segments are set forth in the following table.

	For the year ended December 31, 2025
	OPC Israel	CPV Group	Other	Consolidated Results
	$ millions
Revenue	675	197	-	872
Depreciation and amortization	70	2	-	72
Financing income	11	12	26	49
Financing expenses	(37)	(49)	-	(86)
Share in profit of associated companies	-	152	-	152
Profit before taxes	82	75	20	177
Income tax expense	(25)	-	(4)	(29)
Profit for the period	57	75	16	148

	For the year ended December 31, 2024
	OPC Israel	CPV Group	ZIM	Other	Consolidated Results
	$ millions
Revenue	625	126	-	-	751
Depreciation and amortization	(70)	(23)	-	-	(93)
Financing income	17	6	-	24	47
Financing expenses	(76)	(29)	-	(10)	(115)
Share in profit of associated companies	-	45	-	-	45
Gain in loss of control in CPV Renewable	-	69	-	-	69
(Loss)/profit before taxes	(14)	104	-	4	94
Income tax expense	(15)	(22)	-	(4)	(41)
(Loss)/profit for the year from continuing operations	(29)	82	-	-	53
Profit for the year from divestment of ZIM	-	-	581	-	581
(Loss)/profit for the year	(29)	82	581	-	634

Appendix B

Summary of OPC consolidated financial information

OPC’s Consolidated Statements of Profit or Loss

	For the year ended December 31,
	2025	2024
	$ millions
Revenue	872	751
Cost of sales (excluding depreciation and amortization)	(658)	(522)
Depreciation and amortization	(67)	(85)
Gross profit	147	144
Selling, general and administrative expenses	(110)	(83)
Other income/(expenses), net	31	(3)
Operating profit	68	58
Financing expenses	(86)	(105)
Financing income	23	23
Financing expenses, net	(63)	(82)
Gain on loss of control in the CPV Renewable	-	69
Share in profit of associated companies, net	152	45
Profit before income taxes	157	90
Income tax expense	(25)	(37)
Profit for the period	132	53

Attributable to:
Equity holders of the company	100	30
Non-controlling interest	32	23
Profit for the period	132	53

Summary Data from OPC’s Consolidated Statement of Cash Flows

	For the year ended December 31,
	2025	2024
	$ millions
Cash flows provided by operating activities	295	207
Cash flows used in investing activities	(535)	(466)
Cash flows provided by financing activities	854	243
Increase/(decrease) in cash and cash equivalents	614	(16)
Cash and cash equivalents at beginning of the year	264	278
Effect of exchange rate fluctuations on balances of cash and cash equivalents	35	2
Cash and cash equivalents at end of the period	913	264

Summary Data from OPC’s Consolidated Statement of Financial Position

	As at
	December 31, 2025	December 31, 2024
	$ millions
Total financial liabilities[1]	1,769	1,267
Total monetary assets[2]	1,077	280
Investment in associated companies	1,626	1,459
Total equity attributable to the owners	2,028	1,303
Total assets	4,698	3,309

1.	Including loans from banks and others and debentures
2.	Including cash and cash equivalents, term deposits and restricted cash

Appendix C

Definition of OPC’s EBITDA and Adjusted EBITDA including proportionate share of associated companies and non-IFRS reconciliation

This press release presents OPC’s Adjusted EBITDA including proportionate share of associated companies, which is a non-IFRS financial measure.

OPC’s EBITDA is defined for each period as net profit/(loss) before depreciation and amortization, financing expenses, net, and income tax expense. OPC’s Adjusted EBITDA, including proportionate share of associated companies, is defined as EBITDA as further adjusted for expenses not in the ordinary course of business and/or of a non-recurring nature and share of depreciation and amortization, financing expenses and income tax expenses (if any) of associated companies.  EBITDA and Adjusted EBITDA including proportionate share of associated companies are not recognized under IFRS as a measure of financial performance and should not be considered as a substitute for net profit or loss, cash flow from operations or other measures of operating performance determined in accordance with IFRS. EBITDA and Adjusted EBITDA including proportionate share of associated companies are not intended to represent funds available for dividends or other discretionary uses because those funds may be required for debt service, capital expenditures, working capital and other commitments and contingencies. There are limitations that impair the use of EBITDA and Adjusted EBITDA including proportionate share of associated companies as measures of OPC’s profitability since it does not take into consideration certain costs and expenses that result from OPC’s business that could have a significant effect on net profit, such as financial expenses, taxes, and depreciation and amortization.

OPC believes that the disclosure of EBITDA and Adjusted EBITDA including proportionate share of associated companies provides useful information to investors and financial analysts in their review of the company’s, its subsidiaries’, and its associated companies’ operating performance and in the comparison of such operating performance to the operating performance of other companies in the same industry or in other industries that have different capital structures, debt levels and/or income tax rates.

Set forth below is a reconciliation of OPC’s net profit to EBITDA and Adjusted EBITDA including proportionate share of associated companies for the periods presented. Other companies may calculate EBITDA and Adjusted EBITDA including proportionate share of associated companies differently, and therefore this presentation of EBITDA and Adjusted EBITDA including proportionate share of associated companies may not be comparable to other similarly titled measures used by other companies.

	For the year ended December 31,
	2025	2024
	$ millions
Profit for the period	132	53
Depreciation and amortization	72	93
Financing expenses, net	63	82
Income tax expense	25	37
EBITDA	292	265
Share of depreciation and amortization and financing expenses included within share of profit of associated companies, net	198	121
Changes in net expenses, not in the ordinary course of business and/or of a non-recurring nature	(33)	(54)
Adjusted EBITDA including proportionate share of associated companies	457	332